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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / CHECK BOX IF NO
    LONGER SUBJECT TO         Filed pursuant to Section 16(a) of the Securities
    SECTION 16. FORM 4            Exchange Act of 1934, Section 17(a) of the
    OR FORM 5 OBLIGATIONS         Public Utility Holding Company Act of 1935
    MAY CONTINUE. SEE              or Section 30(f) of the Investment Company
    INSTRUCTION 1(b).                           Act of 1940

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
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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Don R. O'Neal                                  NationsRent, Inc. ("NRI")                    Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
    450 East Las Olas Boulevard, 14th Floor       Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         October 1998       ----        title ---       below)
                 (Street)                                                 ------------------                below)
    Fort Lauderdale, Florida 33301                                        5. If Amendment,    President and Chief Operating Officer
---------------------------------------------                                Date of Original --------------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/     ---------------------------------------                          Indirect       Owner-
                                   Year)    Code    V       Amount   (A) or   Price                          (I)            ship
                                                                     (D)                                     (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                                                                               3,000              (D)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)

                                                      (Print or Type Response)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     -----------------------------------
                                                                               Date    Expira-            Amount or
                                                  ---------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)   (D)      cisable Date               Shares
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Unsecured Convertible
Subordinated Promissory Note  $8.00    10/30/98     J(1)  V      (1)         10/23/98  10/23/04 Common Stock   913,278    J(1)
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Unsecured Convertible
Subordinated Promissory Note  $8.00    10/30/98     J(2)  V      (2)         10/23/98  10/23/04 Common Stock   375,000    J(2)
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Unsecured Convertible
Subordinated Promissory Note  $8.00    10/30/98     J(3)  V      (3)         10/23/98  10/23/04 Common Stock   1,766,328  J(3)
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Stock Options                 $5.50       --         --   --     --          10/23/99  10/23/08 Common Stock   100,000     --
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Unsecured Convertible
Subordinated Promissory Note     913,278                   (D)
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Unsecured Convertible
Subordinated Promissory Note     375,000                   (D)
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Unsecured Convertible
Subordinated Promissory Note     1,766,328                                              (I)(3)
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Stock Options                    100,000                   (D)
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Explanation of Responses:
(1) On October 30, 1998, Ray L. O'Neal, Inc., a Texas corporation ("RLOI") distributed an Unsecured Convertible
    Subordinated Promissory Note in the principal amount of $7,306,231 to Mr. Don R. O'Neal, as a shareholder of
    RLOI. This $7,306,231 Note was reissued from an Unsecured Convertible Subordinated Promissory Note, dated
    October 23, 1998, in the principal amount of $42,500,000 which RLOI it received from the Issuer in connection with the sale of substantially all of its assets to the Issuer.
(2) On October 30, 1998, Arenco, L.L.C., a Texas limited liability company ("ALLC") distributed an Unsecured Convertible
    Subordinated Promissory Note in the principal amount of $3,000,000 to Mr. Don R. O'Neal, as an interest holder in ALLC. This $3,000,000 Note was reissued from an Unsecured Convertible Subordinated Promissory Note, dated
    October 23, 1998, in the principal amount of $7,500,000 which ALLC received from the Issuer in connection with the sale of substantially all of its assets to the Issuer.
(3) On October 30, 1998, RLOI distributed an Unsecured Convertible Subordinated Promissory Note in the principal amount of $14,130,631 to the 1997 Ray L. and Ellen M. O'Neal Irrevocable Trust for Don R. O'Neal (the "Trust"),
    as a shareholder in RLOI. This $14,130,631 Note was reissued from an Unsecured Convertible Subordinated Promissory
    Note, dated October 23, 1998, in the principal amount of $42,500,000 which RLOI received from the Issuer in connection with the  sale of substantially all of its assets to the Issuer. Mr. Don R. O'Neal is a trustee and beneficiary of the Trust.

Mr. Don R. O'Neal disclaims beneficial ownership of 558,282 shares of Common Stock of the Issuer issuable to his wife, Elizabeth
M. O'Neal, upon the conversion of certain Unsecured Convertible Subordinated Promissory Notes, dated October 30, 1998, in the principal amounts of $1,466,258 and $3,000,000 distributed from RLOI and ALLC, respectively, to Elizabeth M. O'Neal.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  /s/ Don R. O'Neal              11/2/98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               ------------------------------- -------
                                                                                          **Signature of Reporting Person   Date
                                                                                          Don R. O'Neal, President

Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 5 for procedure.

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